PRESS RELEASE

Formula Systems Announces Annual

General Meeting of Shareholders

OR YEHUDA, ISRAEL, February 21, 2013—Formula Systems (1985) Ltd. (NASDAQ: FORTY) today announced that it will hold its Annual General Meeting of Shareholders on Tuesday, April 2, 2013. The record date for shareholders entitled to vote at the Annual Meeting is February 26, 2013.

The agenda for the meeting is as follows:

1.	The re-election of Mr. Marek Panek and Ms. Dafna Cohen, and election of Mr. Rafal Kozlowski, to Formula’s Board of Directors, each for a term expiring at Formula’s next Annual General Meeting of Shareholders;

2.	The election of Mr. Eli Zamir and Ms. Iris Yahal as external directors of Formula, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and the approval of the terms of their compensation;

3.	Subject to his election pursuant to Item 1 above, the approval of the compensation to be paid to Mr. Kozlowski as a member of the Board of Directors; and

4.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ended December 31, 2012 and until its next annual general meeting of shareholders, and the authorization of Formula’s audit committee to determine the compensation of such accounting firm.

In addition, members of Formula’s management will be available to review and discuss Formula’s auditor’s report and consolidated financial statements for the year ended December 31, 2011.

Approval of each of Items 1, 2, 3 and 4 above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the item.

Approval of Item 2 is also subject to satisfaction of one of the following, additional voting requirements:

•	the majority voted in favor of the election and for approval of the proposed terms of compensation of the external directors must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election and compensation of the external directors (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election and proposed terms of compensation of the external directors must not exceed two percent (2%) of the aggregate voting rights in Formula.

Any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in Formula constitutes a quorum for purposes of the Annual Meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s Articles of Association. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Formula will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Formula will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, Formula’s website at www.formulasystems.com or by directing such request to Formula’s Investor Relations below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il